

17017091

SEC
Mail Processing
Section
MAR 02 2017
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-46379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1st BCCW Capital Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

116 B South River Road
(No. and Street)

Bedford	NH	03110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Clarke, 603-668-4353
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dollar Logsdon
(Name – *if individual, state last, first, middle name*)

3208 Jameston Dr	Flower Mound	TX	75028
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Clarke, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1st BCCW Capital Corp, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1ST BCCW CORP

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2016

TABLE OF CONTENTS Page

1ST BCCW CORP
December 31, 2016



Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

February 27, 2017

INDEPENDENT AUDITOR'S REPORT

To the Board
1ST BCCW Capital Corp

We have audited the accompanying statement of financial condition of 1ST BCCW Capital Corp as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of 1ST BCCW Capital Corp's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1ST BCCW Capital Corp as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of 1ST BCCW Capital Corp's financial statements. The supplemental information is the responsibility of 1ST BCCW Capital Corp's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dollar Logsdon

Dollar Logsdon CPA

Flower Mound, Texas
February 27, 2017

1ST BCCW Capital Corp
Statement of Financial Condition
December 31, 2016

	Dec 31, 16
ASSETS	
Current Assets	
Checking/Savings	
CASH	
EASTERN BANK	4,166
EASTERN BANK (SAVINGS)	6,028
Total CASH	10,194
Total Checking/Savings	10,194
Other Current Assets	
CRD FUNDS ON DEPOSIT	184
PREPAID EXPENSES	3,035
Total Other Current Assets	3,219
Total Current Assets	13,413
TOTAL ASSETS	**13,413**
LIABILITIES & EQUITY	
Equity	
ADDL PAID IN CAPITAL	107,636
RETAINED EARNINGS (DEFICIT)	(93,636)
COMMON STOCK	10
Net Income	(596)
Total Equity	13,413
TOTAL LIABILITIES & EQUITY	**13,413**

The accompanying notes are an integral part of the financial statements

1ST BCCW Capital Corp
Statement of Operations
December 31, 2016

	Jan - Dec 16
Ordinary Income/Expense	
Income	
INTEREST INCOME	3
MANAGEMENT FEE INCOME	16,174
CONSULTING FEE INCOME	11,400
Total Income	27,576
Expense	
REGULATORY	
REGULATORY (AMORT OF FINRA FEE)	5,075
REGULATORY (LICENSING- STATE)	100
REGULATORY - Other	608
TOTALREGULATORY	5,783
OTHER EXPENSES	
OTHER EXP- BANK CHARGES	112
BUSINESS SERVICES	1,193
OFFICE EXPENSE REIMBURSEMENT	14,329
FINOP	5,810
AMORTIZATION OF FIDELITY BOND	946
OTHER EXPENSES	22,390
Total Expense	28,172
Net Ordinary Income	(596)
Net Loss	(596)

The accompanying notes are an integral part of the financial statements

1ST BCCW Capital Corp
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2016

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2015	$ 10	$ 107,636	$ (93,637)	$ 14,009
Net loss	-	-	(596)	(596)
Balances at December 31, 2016	10	107,636	(94,233)	$ 13,413

The accompanying notes are an integral part of the financial statements

1ST BCCW Capital Corp
Statement of Cash Flows
Year Ended December 31, 2016

OPERATING ACTIVITIES		
Net Loss	$	(596)
Prepaids		161
Net cash provided by (used in) Operating Activities		(436)
FINANCING ACTIVITIES		-
INVESTING ACTIVITIES		-
Net cash increase for period		(436)
Cash at beginning of period		10,630
Cash at end of period	$	10,194

The accompanying notes are an integral part of the financial statements

1ST BCCW CAPITAL CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated in New Hampshire on June 30, 1993 to do business as a registered broker-dealer under the Securities and Exchange Act of 1934. The Company acts principally as a representative of business clients in the private placements of their securities arising from mergers, acquisitions, divestitures, recapitalizations, debts, mezzanine and equity financing.

Income Taxes

The Company is an S Corporation for federal income tax purposes. Consequently, income or loss flows directly to the shareholders, and income taxes are determined at the shareholder level. Tax returns for the years 2016-2014 are subject to review by taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized when the earnings process is complete and an exchange has taken place. The earnings process is deemed complete when contractual obligations have been met.

NOTE 2 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-l, was $10,194 at December 31, 2016 which exceeds the required net capital amount of $5,000, by $5,194 at December 31, 2016. The ratio of aggregate indebtedness at December 31, 2016, was 0%.

NOTE 3 - RELATED PARTY TRANSACTIONS

A related entity, Baldwin & Clarke Corporate Finance, Inc. (BCCF) pays support expenses of the Company including rent and other overhead costs associated with the operation of the Company. Expenses attributable to the Company vary annually depending on the level and value of support provided. Expense reimbursements of $14,329 were paid in 2016 to BCCF.

1ST BCCW CAPITAL CORP
NOTES TO FINANCIAL
STATEMENTS DECEMBER 31, 2016

NOTE 4 - COMMITMENTS, CONTINGENCIES AND GUARANTEES

At December 31, 2016 management of the Company was not aware of any commitments, contingencies or guarantees that might result in losses or future obligations.

NOTE 5 - DATE OF MANAGEMENT REVIEW

Management has evaluated subsequent events through February 27, 2017, the date on which the financial statements were available to be issued.

Schedule I
1ST BCCW Capital Corp
Supplemental Information Pursuant to Rule 17a-5
December 31, 2016

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 13,413
Deductions / charges	
Non-allowable assets:	
CRD Funds	184
Prepaid Expenses	3,035
Total deductions / charges	3,219
Net capital before haircuts on securities positions	10,194
Haircuts on securities:	-
Net Capital	$ 10,194
Aggregate indebtedness	-
Total aggregate indebtedness	$ -
Computation of basic net capital requirement Minimum net capital required (greater of $5,000 or6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 5,194
Ratio of aggregate indebtedness to net capital	0 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2016 as filed by 1ST BCCW Capital Corp on form X-17A-5. Accordingly, no reconcilation is deemed necessary.

COMPUTATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)
SCHEDULE III

1st BCCW Corp
December 31, 2016

Rule 15c3-3(K)(2)(i) is an exemption which applies to broker-dealers who do not carry margin accounts and who promptly transmit all customer funds and securities received in connection with its activities as a broker or dealer. Broker dealers claiming this exemption may not hold funds or securities for, or owe money or securities to, customers. Furthermore, all transactions between the broker-dealer and its customers must be effectuated through a bank account designated as "Special Account for the Exclusive Benefit of Customers of 1ST BCCW Capital Corp."

1st BCCW Corp qualifies for this exemption.

SCHEDULE OF SEREGATION REQUIREMENTS AND FUNDS IN
SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY
FUTURES AND OPTION ACCOUNTS

1st BCCW Corp
December 31, 2016

1st BCCW Corp claims exemption from the segregation of the Commodities Futures Act
sinc it has no commodity customers as the term is defined in Regulation 1.3(k).

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS (EXEMPTION) FOR BROKER- DEALER UNDER RULE
15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2016

Rule 15c3-3(k)(2)(i) is an exemption which applies to broker-dealers who do not carry margin accounts and who promptly transmit all customer funds and securities received in connection with its activities as a broker or dealer. Broker dealers claiming this exemption may not hold funds or securities for, or owe money or securities to, customers. Furthermore, all transactions between the broker-dealer and its customers must be effectuated through a bank account designated as "Special Account for the Exclusive Benefit of Customers of 1st BCCW Corp."

1st BCCW Corp qualifies for this exemption.



Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

February 27, 2017

EXEMPTION REVIEW REPORT

To the Board
1ST BCCW Capital Corp

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) 1ST BCCW Capital Corp identified the following provisions of 17 C.F.R. §15c3-3(k) under which 1ST BCCW Capital Corp claimed an exemption from 17 C.F.R. §240.15c3-3(1), (the "exemption provisions") and (2) 1ST BCCW Capital Corp stated that 1ST BCCW Capital Corp met the identified exemption provisions throughout the most recent fiscal year without exception. 1ST BCCW Capital Corp's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about 1ST BCCW Capital Corp's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dollar Logsdon

Dollar Logsdon CPA

Flower Mound, Texas
February 27, 2017

1st BCCW Capital Corp

Coldstream Park • 116B South River Road • Bedford, NH 03110

Tel (603) 668-4353 • FAX (603) 622-1107 • Outside NH (800) 639-2711 • info@bcfinance.com • www.bcfinance.com

February 27, 2017

Dollar Logsdon CPA
3208 Jameston Drive
Flower Mound, TX 75028

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(4)(i)(B)(2)

To the best knowledge and belief 1st BCCW Capital Corp:

1. 1st BCCW claims exemption from SEA Rule 15c3-3 under the (K)(2)(i) provision.
2. 1st BCCW has met the identified exemption from January 1, 2016, through December 31, 2016, without exception, unless, if applicable, are stated in number 3, below;
3. 1st BCCW has had no exceptions to report this fiscal year.

Regards,



John J. Clarke, Jr.
President
1st BCCW Capital Corp

February 27, 2017
Date